UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  June, 2009

Commission File Number: 333-144993

CELL KINETICS LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

2 Yodfat Street, Lod, 71291, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

Cell Kinetics Ltd. Announces Resignation of President and Chief Executive Officer

Cell Kinetics Ltd. (the “Company”) hereby announces that Dr. Asaf Ben-Arye, its President and Chief Executive Officer, delivered a letter to the Board of Directors of the Company on June 7, 2009 stating that he is resigning from all of his positions with the Company. The resignation will become effective four (4) months from the resignation date.

The Board of Directors of the Company is evaluating its options regarding the Company’s next steps.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 7, 2009
Cell Kinetics Ltd.

	By:	/s/ Asaf Ben Arye
Name: Asaf Ben Arye
Title: President and Chief Executive Officer